UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Gérard Charlier, 1700 South Industrial Road, Las Vegas, Nevada 89102, (702) 384-2425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gérard Charlier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 657,908

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 657,908

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 657,908

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.30%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the $0.01 par value common stock of Gaming Partners International Corporation, or GPIC, formerly know as Paul-Son Gaming Corporation.  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

Item 2.	Identity and Background

(a)                                  Gérard Charlier

(b)                                 1700 South Industrial Road

Las Vegas, Nevada 89102

(c)                                  Gérard Charlier is the Chief Executive Officer, President, Treasurer and Secretary of GPIC.  Mr. Charlier also serves as Chief Executive Officer and President of Gaming Partners International SAS, or GPI-SAS (formerly known as Etablissements Bourgogne et Grasset S.A.), and Chief Executive Officer, and President, Secretary and Treasurer of Gaming Partners International USA, Inc., or GPI-USA (formerly Paul-Son Gaming Supplies, Inc.) each a wholly-owned subsidiary of GPIC.  The address of GPI-SAS is ZI Beaunne Savigny, 21200 Beaune, France.  The address of GPI-USA is 1700 South Industrial Road, Las Vegas, Nevada 89102.

(d)                                 During the last five years, Mr. Charlier has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, Mr. Charlier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)                                    Gérard Charlier is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a stock purchase agreement, dated January 15, 2001, among the purchasers listed therein and the Paul S. Endy, Jr. Living Trust, or the Endy Trust, Mr. Charlier purchased 3,818 shares of GPIC common stock from the Endy Trust.  The purchase price for those shares was $11,454.00, which was paid from Mr. Charlier’s personal funds.

Pursuant to an agreement and plan of exchange and stock purchase, dated as of April 11, 2002, and amended as of May 13, 2002, or the Exchange Agreement, between GPIC and GPI-SAS, on September 12, 2002, Mr. Charlier exchanged 25,744 shares of GPI-SAS capital stock owned by him for 453,756 shares of GPIC common stock.  Claire Senard Charlier, his spouse, also exchanged 32 shares of GPI-SAS capital stock held in her name for 564 shares of GPIC common stock.

On April 11, 2002, pursuant to a stock purchase agreement, dated as of April 11, 2002, or the Stock Purchase Agreement, among the purchasers listed therein, the Endy Trust, certain other Endy family trusts and Eric P. Endy, Mr. and Mrs. Charlier purchased as part of the first closing under the Stock Purchase Agreement 4,573 shares and 6 shares, respectively, of GPIC common stock from the Endy Trust.  The aggregate purchase price for those shares was $11,447.50, which was paid from their personal funds.  On September 12, 2002, as part of the second closing under the Stock Purchase Agreement, Mr. and Mrs. Charlier each purchased 72,024 shares and 90 shares, respectively, of GPIC common stock from the Endy Trust.  The aggregate purchase price of these shares was $103,019.88, which was paid from from their personal funds.

On September 12, 2002, Mr. and Mrs. Charlier also acquired 9,673 shares and 12 shares, respectively, of GPIC common stock upon exercise of antidilution warrants (as described in Item 4 below) issued pursuant to the Exchange Agreement.  The aggregate purchase price for those shares was $96.85, which was paid from their personal funds.  On November 17, 2004, Mr. and Mrs. Charlier acquired 3,430 shares and 4 shares, respectively, of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $34.34, which was paid from their personal funds.  On December 16, 2004, Mr. and Mrs. Charlier acquired 2,858 shares and 3 shares, respectively, of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $28.61, which was paid from their personal funds.  On February 28, 2005, Mr. and Mrs. Charlier acquired 2,286 shares and 4 shares, respectively, of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $22.90, which was paid from their personal funds.  On February 28, 2005 Mr. and Mrs. Charlier acquired 3,430 shares and 4 shares, respectively, of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $34.34, which was paid from their personal funds.

Item 4.	Purpose of Transaction

Mr. and Mrs. Charlier together have acquired an aggregate of 556,535 shares of GPIC common stock (excluding exercisable options and warrants that have not been exercised) pursuant to the Exchange Agreement and the Stock Purchase Agreement and the exercise of antidilution warrants through April 29, 2005.  The aggregate of 657,908 shares of GPIC common stock currently beneficially owned by Mr. and Mrs. Charlier constitute approximately 8.30% of the total outstanding shares of GPIC common stock.

The summaries of certain provisions of the Exchange Agreement, the Stock Purchase Agreement and the Put Option and the Employment Agreement set forth in this statement are qualified in their entirety by reference to the full text of such documents, which are incorporated herein by reference as Exhibits 2.1, 2.2, 2.3 and 2.4, respectively.

The closing under the Exchange Agreement, or the Closing, occurred on September 12, 2002.  Pursuant to the Exchange Agreement, 100% of the outstanding shares of GPI-SAS were exchanged for an aggregate of 3,969,026 shares of GPIC common stock.  As a result of the transactions provided for in the Exchange Agreement, GPI-SAS and its wholly-owned subsidiary, The Bud Jones Company, Inc., or Bud Jones, became wholly-owned subsidiaries of GPIC.  As part of the consideration for the exchange, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $.01 per share under certain circumstances.  The warrants were intended to provide antidilution protection to the former GPI-SAS stockholders against options or similar rights granted by GPIC prior to the Closing which are exercised after the Closing, and against securities issued to GPIC’s investment banker, Ladenburg Thalmann & Co., as a result of the Closing.  Thus, the antidilution warrants are only exercisable if, as and when these options or rights are exercised or such securities issued.  The antidilution warrants will expire 30 days after GPIC notifies the warrant holder that the last of those underlying options or rights have expired.  Antidilution warrants to purchase a total of 84,610 shares of GPIC common stock, reflecting the issuance of 84,610 shares of GPIC common stock to Ladenburg Thalmann, were immediately exercisable.  Mr. and Mrs. Charlier exercised all of their immediately exercisable antidilution warrants on September 12, 2002, acquiring an aggregate of 9,673 and 12 shares of GPIC common stock, respectively, through such exercise.  To date, antidilution warrants to purchase an aggregate of 257,999 shares of GPIC common stock remain, none of which are currently exercisable.  Mr. and Mrs. Charlier intend to exercise the antidilution warrants as they become exercisable.

On March 29, 2002, Mr. Charlier entered into an agreement with Holding Wilson S.A., or the Put Option, whereby Holding Wilson S.A. granted Mr. Charlier an option to sell to Holding Wilson S.A. the GPIC common stock he acquired in the exchange if Mr. Charlier’s employment with GPIC is terminated voluntarily by Mr. Charlier or by GPIC other than for death, permanent disability or cause (as defined in Mr. Charlier’s employment agreement).  The per share sale price would be equal to the average closing price of GPIC common stock for the 30 trading days preceding the date Mr. Charlier exercises his option to sell.  Mr. Charlier expressly disclaims the formation or existence of a group within the meaning of Section 13(d)(3) with Holding Wilson S.A. or any former GPI SAS stockholder.

Except as set forth in this statement, Mr. Charlier does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of GPIC, or the disposition of securities of GPIC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GPIC or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of GPIC or any of its subsidiaries; (d) any change in the present board of directors or management of GPIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of GPIC; (f) any other material change in GPIC’s business or corporate structure; (g) changes in GPIC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of GPIC by any person; (h) causing a class of securities of GPIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of GPIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above

Pursuant to the terms and provisions of the employment agreement between GPIC and Mr. Charlier dated September 12, 2002, Mr. Charlier was granted options under GPIC’s 1994 Long-Term Incentive Plan, or the Incentive Plan, to purchase an aggregate of 300,000 shares of the $0.01 par value common stock of GPIC at an exercise price of $3.40 per share.  The option as to 100,000 shares vested on March 31, 2005, and will be exercisable during the five year period following such vesting or April 1, 2005 through March 31, 2010. The employment agreement provided that the option as to 100,000 shares vested if and when GPIC’s audited annual consolidated financial statements showed a net profit after tax of at least $2,000,000.  As filed with the Securities and Exchange Commission on March 31, 2005, GPIC’s audited consolidated financial statements for the fiscal year ended December 31, 2004, showed a net profit after tax sufficient to cause the 100,000 shares to vest.  The option as to 200,000 shares will vest on September 12, 2007, provided that Mr. Charlier continues to be employed by GPIC on that date.

Item 5.	Interest in Securities of the Issuer
(a)—(b)

Amount beneficially owned:	657,908	(1)
Percent of class:	8.30%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	657,908	(1)
Shared power to vote or to direct the vote:	0
Sole power to dispose or to direct the disposition of:	657,908	(1)
Shared power to dispose or to direct the disposition of:	0

(1)     Includes 687 shares held by Mr. Charlier’s spouse.  Does not include antidilution warrants to purchase an aggregate of 29,530 shares, which are not currently exercisable.  Does not include options to purchase 200,000 shares granted pursuant to the Incentive Plan, none of which are currently exercisable.

Mr. Charlier has the sole power to vote or direct the vote of an aggregate of 657,908 shares of GPIC common stock.

As part of the consideration for the exchange, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $0.01 per share under certain circumstances.  The warrants were intended to provide “anti-dilution” protection to the former GPI-SAS stockholders against options or similar rights granted by GPIC before the exchange. Mr. and Mrs. Charlier were stockholders of GPI-SAS at the time of the exchange and were granted warrants for 42,870 and 52 shares of GPIC common stock, respectively.  To date, an aggregate of 117,000 of the antidilution warrants have become exercisable as to all former GPI-SAS stockholders.  Mr. and Mrs. Charlier have exercised their rights to purchase 12,004 and 15 shares of GPIC common stock, respectively.  Mr. and Mrs. Charlier hold antidilution warrants for 1,371 and 2 shares of GPIC common stock, respectively, which are currently exercisable and 29,495 and 35 shares of GPIC common stock, respectively, which are not currently exercisable.  Mr. Charlier expressly disclaims beneficial ownership of any shares, options or warrants held by the remaining former GPI-SAS stockholders and the formation or existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with any former GPI-SAS stockholder.

On September 12, 2002, Mr. Charlier was granted an option to purchase 200,000 shares of GPIC common stock under the Incentive Plan.  The exercise price of his option is $3.40 per share.  The option vests fully on the fifth anniversary of the date of the grant.  At this time, none of Mr. Charlier’s option as to the 200,000 shares is currently exercisable.

Mr. Charlier has entered into an agreement with Holding Wilson S.A. or Put Option, whereby Holding Wilson granted Mr. Charlier an option to sell to Holding Wilson the common stock of GPIC he acquired in the exchange if Mr. Charlier’s employment with the GPIC is terminated voluntarily by Mr. Charlier or by the GPIC other than for death, permanent disability or cause (as defined in Mr. Charlier’s employment agreement).  The per share sale price would be equal to the average closing price of common stock for the 30 trading days preceding the date Mr. Charlier exercises his put option to sell.

The percentages on this schedule reflect the percentage share ownership with respect to 7,821,400 shares of GPIC common stock outstanding as of May 5, 2005.

(c)                                  Other than the acquisitions of GPIC common stock and options under the Incentive Plan described in this statement and the exercise of certain warrants to which Mr. Charlier became entitled, no transactions in GPIC common stock were effected during the past 60 days by Mr. Charlier.

(d)                                 No person other than the record owner of such shares of GPIC common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of GPIC common stock.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Exchange Agreement, the Stock Purchase Agreement, the Put Option and the Employment Agreement are described in Item 5 above.  The summary descriptions of the Exchange Agreement, the Stock Purchase Agreement, the Put Option and the Employment Agreement in this Schedule 13D are qualified in their entirety by reference to the full text of the Exchange Agreement, the Stock Purchase Agreement, the Put Option and the Employment Agreement which are incorporated herein by reference as Exhibits 2.1, 2.2, 2.3 and 2.4, respectively.  Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of GPIC.

Item 7.	Material to Be Filed as Exhibits

2.1                                 Agreement and Plan of Exchange and Stock Purchase, dated as of April 11, 2002, and amended as of May 13, 2002, between GPIC and GPI-SAS (Incorporated by reference to Annex A to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2                                 Stock Purchase Agreement, dated as of April 11, 2002, among Eric P. Endy, the Endy Trust, the other Endy family trusts and the former GPI-SAS stockholders (Incorporated by reference to Annex D to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.3                                 Option Agreement, dated as of March 29, 2002, between Holding Wilson and Gerard Charlier (Incorporated by reference to Exhibit 3 of Schedule 13D for Francois Carretté filed on September 18, 2002).

2.4                                 Employment Agreement dated September 12, 2002, between Gérard Charlier and GPIC (Incorporated by reference to Exhibit 10.1 of GPIC’s quarterly report on Form 10-Q for the quarter ended August 31, 2002).

[Signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2005
Date
/s/ Gerard P. Charlier
Signature
Gerard P. Charlier
Name/Title

ATTENTION
Intentional misstatements or omissions of fact
constitute Federal criminal violations
(See 18 U.S.C. 1001)